Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW Washington, DC 20004 Tel. 202.739.3000 Fax: 202.739.3001 www.morganlewis.com

W. John McGuire

202.739.5654

wjmcguire@morganlewis.com

August 15, 2005

VIA EDGAR

James O’Connor, Esq.

U.S. Securities and Exchange Commission

450 Fifth Street, NW

Washington, DC 20549

Re:	iShares Trust Post-Effective Amendment No. 37 (File Nos. 333-92935 and 811-09729);
iShares Russell Microcap™ Index Fund

Dear Mr. O’Connor:

This letter responds to our telephone conversation on July 20, 2005, in which you raised a comment concerning iShares Trust’s (the “Trust”) Post-Effective Amendment (“PEA”) No. 37, filed with the Commission on June 6, 2005 on Form N-1A. Your comment and our response are set forth below. Unless otherwise noted, capitalized terms have the same meaning as contained in the Trust’s PEA.

Comment:	On pages 10-11 of the prospectus under the heading “Determination of Net Asset Value,” disclose whether the Board will periodically evaluate the accuracy and reliability of the Fund’s fair valuation method.

Response:	As discussed in our letter to you dated August 1, 2005, this disclosure has been revised to reflect new pricing policies and procedures that were approved by the Trust’s Board at its quarterly meeting held on June 14, 2005. The Board has expressly delegated the authority and duty to make valuation determinations, including fair value determinations, to Barclays Global Investors, N.A. (“BGI”), the parent of the Funds’ investment adviser, Barclays Global Fund Advisors, pursuant to the Trust’s pricing policy and procedures. However, the Board maintains responsibility for the oversight of BGI and retains the authority to make any valuation decisions as the Board deems appropriate. With respect to fair value pricing, in the event that current market valuations are not readily available

James O’Connor, Esq.

August 15, 2005

from approved vendors or such valuations do not reflect current market values, BGI will determine the value of the affected securities and/or other assets using the fair value pricing guidelines pursuant to the Fund’s pricing procedures, as approved by the Board. The Board will then review and consider for ratification at each quarterly meeting any fair valuation actions taken by BGI during the previous quarter.

The Trust hereby acknowledges that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at 202.739.5654 or Ryan Helmrich at 202.739.5498 with any questions or comments.

Sincerely,

/s/ W. John McGuire

W. John McGuire

cc:	Stephanie Allen
Deepa Damre, Esq.
Michael Gung